EXHIBIT 99.32

Form 51-102F3
Material Change Report

Item 1:                Name and Address of Company

Pretium Resources Inc. (“Pretivm” or the “Company”)
570 Granville Street, Suite 1600
Vancouver, BC  V6C 3P1

Item 2:               Date of Material Change

March 18, 2011

Item 3:               News Release

The news release was issued at Vancouver, BC on March 18, 2011,  disseminated via MarketWire and filed on SEDAR.

Item 4:               Summary of Material Change

On March 18, 2011, the Company announced that its application for the early adoption of International Financial Reporting Standards (“IFRS”) had been accepted by applicable Canadian securities regulatory authorities.

Item 5:               Full Description of Material Change

5.1 Full Description of Material Change

On March 18, 2011, the Company announced that its application for the early adoption of International Financial Reporting Standards (“IFRS”) had been accepted by applicable Canadian securities regulatory authorities.

In  February  2008,  the  Canadian  Accounting  Standards  Board  confirmed  that  IFRS  would  be replacing the Canadian generally accepted accounting principles (“GAAP”) for all publicly accountable enterprises for financial periods beginning on and after January 1, 2011, but indicated companies may adopt IFRS prior to this date with approval from the applicable Canadian securities regulatory authorities. Based on the exemptive relief granted to Pretivm, Pretivm’s annual consolidated financial statements and MD&A for the year ended December 31, 2010 have been prepared in accordance with IFRS. Pretivm expects to file these financial statements and MD&A with applicable Candian securities regulatory authorities shortly.

IFRS Conversion

Pretivm has considered the implications of adopting IFRS with respect to its obligations under applicable securities legislation. Pretivm’s management has established a comprehensive conversion plan and timeline including addressing changes to its accounting policy, information system and disclosure and its internal controls with its auditors PricewaterhouseCoopers LLP.  It has prepared a protocol for addressing audit related matters and adoption items with PricewaterhouseCoopers LLP for the conversion from GAAP to IFRS. The Audit Committee of Pretivm has been overseeing the implementation of the conversion plan and has received regular updates on its status and effectiveness. The readiness of Pretivm’s staff, Board of Directors, Audit Committee, auditors, investors and other market participants for the adoption of IFRS has been assessed by Pretivm and Pretivm has concluded that they are adequately prepared.

Transition to IFRS

Pretivm’s first financial statements under IFRS will be the consolidated financial statements for the year ended December 31, 2010. IFRS 1 “First time Adoption of International Financial Reporting Standards” sets forth guidance for the initial adoption of IFRS and generally requires all IFRS standards and interpretations be accounted for on a retrospective basis, but provides for certain optional exemptions to this general principal.

Impact of IFRS

Pretivm has identified key areas where changes in accounting policy are required to transition from GAAP to IFRS as follows:

Income Taxes

There are a number of GAAP differences related to income taxes, the most significant being the calculation of temporary differences on non-monetary items and the initial recognition exemption on an asset acquisition.

IFRS provides an initial recognition exemption such that a deferred tax asset or liability is not recognized in the event it arises from initial recognition of an asset or liability acquired outside of a business combination. This exemption does not exist in GAAP.

Asset Impairment

Both GAAP and IFRS require an entity to undertake impairment testing where there is an indication of impairment. Annual impairment tests are required for goodwill and indefinite lived intangible assets.

GAAP provides a two-step approach to testing a long-lived asset for impairment if an indication of impairment exists. The first step is a test for recoverability whereby the carrying value is compared to the undiscounted cash flows that the asset is expected to generate. If the undiscounted cash flows exceed the carrying amount, then no impairment charge is necessary. If the undiscounted cash flows are lower than the carrying amount of the asset, then the asset is written down to the estimated fair value, determined based on the discounted cash flows.

Under IFRS, if there is an indication of impairment the entity must compare the carrying value of the asset or cash generating unit (“CGU”) to the recoverable amount. Recoverable amount is defined as the higher of an asset or CGU’s fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or CGU. An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount. Unlike GAAP, IFRS requires impairment charges to be reversed if the circumstances leading to the impairment no longer exist.

The Company has assessed impairment indicators under IFRS and concluded that there were no such indicators, which was consistent with GAAP.

Provision for Reclamation and Rehabilitation

The primary differences between IFRS and GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability re-measurement, and recognition of a liability when a constructive obligation exists.

GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on the use of management’s best estimate of the expenditures required to settle the obligation. The recognition principle is also broadened with the implementation of IFRS, which requires that a liability be recorded if there is a legal or constructive obligation, where GAAP requires a liability to be recognized when there is a legal obligation. These differences have not had a significant impact on our estimates.

The discount rate used to determine the present value of the expenditures for GAAP is the credit adjusted risk free rate for the entity. IFRS requires the use of a discount rate that reflects the risks specific to the liability.

In accordance with GAAP, our provision for reclamation and rehabilitation is re-measured when there is a change in the amount or timing of cash flows required to settle the obligation. IFRS requires the re-measurement of the liability at each reporting date. Although this calculation will occur more frequently, it will result in a simplification of the process due to the removal of the layering effect under GAAP.

Share based payments

IFRS  requires  Pretivm  to  measure  share-based  compensation  related  to  share  purchase  options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options, similar to GAAP. However, under IFRS, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under GAAP. In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under GAAP, forfeitures of awards are recognized as they occur.

Forward Looking Statement

This  Material  Change  Report  contains  "forward-looking  information"  within  the  meaning  of  applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Statements  concerning  mineral  resource  estimates  may  also  be  deemed  to  constitute  forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward- looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the  forward-looking information, including, without limitation, those risks identified in Pretivm's final prospectus filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6:               Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:               Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8:               Executive Officer

Name of Executive Officer: Telephone Number:	Joseph Ovsenek, Chief Development Officer and Vice President (604) 558-1784

Item 9:               Date of Report

March 18, 2011